                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                             The Box Worldwide, Inc.
                      (f/k/a/ Video Jukebox Network, Inc.)
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                              Thomas K. Pasch, Esq.
                         Saul, Ewing, Remick & Saul LLP
                               Centre Square West
                         1500 Market Street, 38th Floor
                           Philadelphia, PA 19102-2186
                                 (215) 972-7188
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 4, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 92656G 10 8                                              Page 2 of 11
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    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           StarNet, Inc.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
           AF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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  NUMBER OF    |  7  |   SOLE VOTING POWER                  1,883,555
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                12,242,655
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER             1,883,555
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER           9,013,845
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,981,261
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          60.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 92656G 10 8                                              Page 3 of 11
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    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lenfest Communications, Inc.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
           WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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  NUMBER OF    |  7  |   SOLE VOTING POWER                   2,654,397
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                12,242,655
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER              2,654,397
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER            9,013,845
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,981,261
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          60.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 92656G 10 8                                              Page 4 of 11
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    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           H.F. Lenfest
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           00
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                   2,654,397
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                12,242,655
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER              2,654,397
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER            9,013,845
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,981,261
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          60.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 92656G 10 8                                              Page 5 of 11
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    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           StarNet Interactive Entertainment, Inc.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
           AF
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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  NUMBER OF    |  7  |   SOLE VOTING POWER                         -0-
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                12,242,655
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER                    -0-
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER            9,013,845
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,981,261
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          60.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 92656G 10 8                                              Page 6 of 11
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    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Suburban Cable TV Co. Inc.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania
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  NUMBER OF    |  7  |   SOLE VOTING POWER                  770,842
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER                    -0-
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER             770,842
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER               -0-
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,981,261
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          60.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 92656G 10 8                                              Page 7 of 11
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         This Amendment No. 19 ("Amendment") to the Statement on Schedule 13D
dated July 28, 1993 (the "July 1993 Statement"), as amended by Amendment No. 1 thereto dated August 9, 1993 ("Amendment No. 1") and as amended by Amendment No. 2 thereto dated September 14, 1993 ("Amendment No. 2") and as amended by Amendment No. 3 thereto dated December 21, 1993 ("Amendment No. 3") and as amended by Amendment No. 4 thereto dated January 12, 1994 ("Amendment No. 4") and as amended by Amendment No. 5 thereto dated February 10, 1994 ("Amendment No. 5") and as amended by Amendment No. 6 thereto dated February 23, 1994 ("Amendment No. 6") and as amended by Amendment No. 7 thereto dated March 9, 1994 ("Amendment No. 7") and as amended by Amendment No. 8 thereto dated May 9, 1994 ("Amendment No. 8") and as amended by Amendment No. 9 thereto dated July 11, 1994 ("Amendment No. 9") and as amended by Amendment No. 10 thereto dated July 28, 1994 ("Amendment No. 10") and as amended by Amendment No. 11 thereto dated August 9, 1994 ("Amendment No. 11") and as amended by Amendment No. 12 thereto dated January 12, 1995 ("Amendment No. 12") and as amended by Amendment No. 13 thereto dated September 22, 1995 ("Amendment No. 13") and as amended by Amendment No. 14 thereto dated May 22, 1996 ("Amendment No. 14") and as amended by Amendment No. 15 thereto dated June 11, 1996 ("Amendment No. 15") and as amended by Amendment No. 16 thereto dated July 9, 1996 ("Amendment No. 16") and as amended by Amendment No. 17 thereto dated July 21, 1997 ("Amendment No. 17") and as amended by Amendment No. 18 thereto dated August 12, 1997 ("Amendment No. 18") (the July 1993 Statement as amended by Amendment Nos. 1 through 18 is referred to as the "Original Statement"), is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 5 to Amendment No. 1 and Amendment No. 1 to the Joint Filing Agreement, dated November 7, 1997, filed as Exhibit 99.19.2 hereto. Except as amended hereby, the contents of the Original Statement, including its exhibits, are incorporated herein by reference. Any capitalized term not defined herein has the meaning given to it in the Original Statement.

         This Amendment relates to the common stock, par value $.001 per share (the "Common Stock") of The Box Worldwide, Inc. (formerly known as Video Jukebox Network, Inc.), a Florida corporation (the "Company"), and is filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

         This Amendment is filed to disclose the execution of a Service Affiliation Agreement, dated August 4, 1997 (the "Agreement"), between the Company and Suburban Cable TV Co. Inc. ("Suburban"), a wholly-owned subsidiary of Lenfest Communications, Inc. ("LCI") and an affiliate of each of the other persons listed on the execution page hereof. Suburban is a multiple system cable operator serving approximately one million customers in eastern Pennsylvania, southern New Jersey and northern Delaware. The Company and Suburban have entered into the Agreement pursuant to which the Company has granted to Suburban certain rights to exhibit and distribute certain services of the Company (the "Services"). As an incentive to Suburban, to maximize the number of customers

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CUSIP No. 92656G 10 8                                              Page 8 of 11
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receiving the Services, the Company has granted 770,842 shares of Common Stock to Suburban pursuant to the Agreement.

      With respect to the Reporting Persons other than Suburban, except as specifically modified, amended or supplemented by this Amendment, all of the information in the Original Statement is hereby confirmed.

Item 2 of the Original Statement is amended and supplemented as follows:

Item 2.  Identity and Background

      As a result of the acquisition of shares by Suburban under the Agreement, Suburban may be deemed to be included in the group with the Reporting Persons. Suburban is a wholly-owned subsidiary of LCI. Suburban is a Pennsylvania corporation principally engaged in the business of providing cable television and other cable related services to its customers.

      Suburban's principal business address and its principal office address is Suburban Cable TV Co. Inc. c/o The Lenfest Group, 200 Cresson Boulevard, Oaks, PA 19456. Suburban has not, during the last five years, been convicted in a criminal proceeding, and Suburban has not, during the last five years, been a party to a civil proceeding involving state or federal securities law violations.

Item 3 of the Original Statement is amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration

      Suburban has acquired Common Stock of the Company pursuant to the Agreement. In exchange for providing services to the Company under the Agreement and paying an existing invoice for prior services in the amount of $98,034.30, Suburban has received 770,842 shares of Common Stock, subject to reduction as provided for in the Agreement.

Item 5 of the Original Statement is amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer.

      The Reporting Persons believe that the aggregate number of shares of Common Stock outstanding as of June 30, 1997 (as reported in the Company's Report on Form 10-Q), and after giving effect to the issuance of the 770,842 shares of Common Stock to Suburban, is approximately 24,772,623. The percentage of beneficial ownership of each of the Reporting Persons included in the responses to Item 13 on the cover page filed herewith is computed based on such aggregate number of shares.

Item 6 of the Original Statement is amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Company and Suburban have entered into the Agreement pursuant to which the Company has granted to Suburban certain rights to exhibit and distribute the Services for a period of seven years, subject to certain early termination and

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CUSIP No. 92656G 10 8                                              Page 9 of 11
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extension provisions, in exchange for compensation determined according to a formula in the Agreement. As an additional incentive to Suburban, the Company has agreed to issue to Suburban one share of Common Stock for each subscriber on a system of Suburban that has committed to carry one of the Services as of August 4, 1997. The Company has granted Suburban 770,842 shares of Common Stock under the Agreement. If a system of Suburban fails to exhibit the Service on a full-time basis as of December 31, 1998, or if certain other conditions are not met, Suburban is required to return all or a portion of the shares of Common Stock to the Company. If the Company authorizes a stock dividend, subdivision, split-up of shares or combination of shares, the Common Stock issued to Suburban under the Agreement is subject to further adjustment according to a formula in the Agreement. Other Adjustment Events (as defined in the Agreement) require Suburban to return Common Stock to the Company under formulas defined in the Agreement.

      A copy of the Agreement is filed with this Amendment No. 19 as Exhibit 99.19.1.

Item 7 of the Original Statement is amended and supplemented as follows:

Item 7.  Material to be filed as Exhibits

         Exhibit 99.19.1 Service Affiliation Agreement, dated as of August 4, 1997, between The Box Worldwide, Inc. and Suburban Cable TV Co. Inc.

         Exhibit 99.19.2 Amendment No. 1 to Joint Filing Agreement, dated November 7, 1997.

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CUSIP No. 92656G 10 8                                             Page 10 of 11
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                                 SCHEDULE 13D-A


                                   SIGNATURES

      The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


LENFEST COMMUNICATIONS, INC., a        STARNET, INC., a Delaware corporation
Delaware corporation


By: /s/ H. F. Lenfest                  By: /s/ H. F. Lenfest
   ---------------------------            -----------------------------
Name: H. F. Lenfest                    Name: H. F. Lenfest
As: President                          As: President

Dated:  November 7, 1997               Dated:  November 7, 1997

H. F. Lenfest                          STARNET INTERACTIVE ENTERTAINMENT, INC.,
                                       a Delaware corporation

/s/ H.F. Lenfest
------------------------------
Name:  H. F. Lenfest
Dated:  November 7, 1997               By: /s/ H. F. Lenfest
                                           -----------------------------
                                       Name: H. F. Lenfest
                                       As: President
SUBURBAN CABLE TV CO. INC.
                                       Dated:  November 7, 1997


By: /s/ H. F. Lenfest
   ----------------------------
Name: H. F. Lenfest
As: President

Dated:  November 7, 1997

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CUSIP No. 92656G 10 8                                             Page 11 of 11
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                                  EXHIBIT INDEX


Exhibit No.                         Description of Document
-----------                         -----------------------

Exhibit 99.19.1 Service Affiliation Agreement, dated as of August 4, 1997, between The Box Worldwide, Inc. and Suburban Cable TV Co. Inc.

Exhibit 99.19.2          Amendment No. 1 to Joint Filing Agreement, dated
                         November 7, 1997.